Exhibit 99.1

Dehaier Medical Announces Date of Its 2015 Annual Meeting of Shareholders

Beijing, China – October 26, 2015 - Dehaier Medical Systems Ltd. (Nasdaq: DHRM) ("Dehaier Medical" or the "Company"), which develops, markets and sells medical devices and wearable sleep respiratory products in China and international markets, today announced its Annual Meeting of Shareholders will be held on December 29, 2015, at its executive offices at Suite 501, Jiuzhou Plaza, 83 Fuxing Road, Haidian District, Beijing, 100856, People’s Republic of China. The record date for the Annual Meeting is November 23, 2015. The Company expects to mail its definitive proxy statement to all shareholders of record on or about November 25, 2015.

About Dehaier Medical Systems Ltd.

Dehaier Medical is an emerging leader in the development, marketing and sale of medical products, including medical devices and wearable sleep respiratory products. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), HEYER (Germany) and Timesco (UK). Dehaier Medical’s technology is based on six patents and eleven software copyrights. More information may be found at http://www.dehaier.com.cn.

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Dehaier Medical Systems Limited

Janice Wang

+86 10-5166-0080 ext.211

investors@dehaier.com.cn